Siemens AG, Wittelsbacherplatz 2, 80333 Muenchen

Ms. Kate Tillan
Assistant Chief Accountant
Division of Corporate Finance
US Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 3030
Washington, D.C. 20549-5546, USA
United States of America	March 21, 2011
Re:	Siemens Aktiengesellschaft Annual Report on Form 20-F for the Year Ended September 30, 2010, Filed December 2, 2010 File No. 001-15174
Dear Ms. Tillan,
     We are writing in response to your facsimile dated March 11, 2011 to Dr. Patzak and Dr. Hoffmann setting out one comment on the above-mentioned filing. For ease of reference, we have repeated the Staff’s comment in italicized text prior to our response.
Comment
Item 5. Operating and Financial Review and Prospects, page 49
1.	We note your response to prior comment 5. Please revise your future filings to include a reconciliation of your free cash flow by quarter, to the extent that you continue to present these quarterly measures, to the corresponding GAAP financial measures. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.
Response to Comment
     We confirm that we will include in our future filings a reconciliation of our free cash flow by quarter, to the extent that we continue to present these quarterly measures, to the corresponding GAAP financial measures.
* * *
     We trust that our response adequately addresses the Staff’s comment. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact us.

Siemens AG	Wittelsbacherplatz 2 80333 Muenchen Germany	Tel.: +49 (89) 636 00 Fax: +49 (89) 636 34242
Siemens Aktiengesellschaft: Chairman of the Supervisory Board: Gerhard Cromme;
Managing Board: Peter Loescher, Chairman, President and Chief Executive Officer; Wolfgang Dehen, Brigitte Ederer,
Joe Kaeser, Barbara Kux, Hermann Requardt, Siegfried Russwurm, Peter Y. Solmssen
Registered offices: Berlin and Munich, Germany; Commercial registries: Berlin Charlottenburg, HRB 12300, Munich, HRB 6684
WEEE-Reg.-No. DE 23691322

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
     In accordance with your request, Siemens Aktiengesellschaft acknowledges that:
•	The company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: March 21, 2011	Very truly yours, Siemens Aktiengesellschaft
/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Dr. Andreas C. Hoffmann
	Name:	Dr. Andreas C. Hoffmann
	Title:	General Counsel Corporate & Finance

cc:	Ms. Tara L. Harkins Staff Accountant Division of Corporation Finance Securities and Exchange Commission

Mr. Martin James Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission

Mr. Joe Kaeser Executive Vice President and Chief Financial Officer Siemens Aktiengesellschaft

Mr. Peter Y. Solmssen Executive Vice President and General Counsel Siemens Aktiengesellschaft

Mr. Krystian Czerniecki, Esq. Sullivan & Cromwell LLP

Mr. Rudolf Kraemmer Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft